FORM 4

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                           OMB APPROVAL
                                                          ---------------
                                            OMB Number                 3235-0287
                                            Expires:          September 30, 1998
                                            Estimated average
                                            burden hours per
                                            response ........................0.5

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_| Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).

                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
---------------------------------- ---------------------------------------------
1.  Name and Address of                 2.  Issuer Name and Ticker
    Reporting Person                        or Trading Symbol


 SCHWARTZ   NOEL                             U.S. LABORATORIES INC. (USLB)
---------------------------------- ---------------------------------------------
  (Last)   (First)    (Middle)          3.  IRS or Social Security
                                            Number of Reporting
353 BEACH 143RD STREET                      Person (Voluntary)
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         (Street)

NENPONSIT, NEW YORK        11694
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  (City)     (State)        (Zip)

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4.  Statement for                       5.  If Amendment, Date of Original
    Month/Year                                     (Month/Year)

     3/99


6.  Relationship of Reporting Person to Issuer
         (Check all applicable)


 __X__ Director                  _____ 10% Owner
 _____ Officer (give             _____ Other (specify
       title below)                     below)

7.  Individual or Joint/Group Filing (Check Applicable
    Line)
    _X_  Form filed by One Reporting Person
    ___  Form filed by More than One Reporting Person

               Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
1.  Title of      2.  Trans-      3.  Trans-       4.  Securities            5.  Amount of          6.  Ownership    7.  Nature of
    Security          action          action           Acquired (A)              Securities             Form:            Indirect
    (Instr. 3)        Date            Code             or Disposed of (D)        Beneficially           Direct (D)       Beneficial
                      (Month/         (Instr. 8)       (Instr. 3, 4 and 5)       Owned at End           or Indirect      Ownership
                      Day/                                                       of Month (Instr.       (I) (Instr. 4)   (Instr. 4)
                                                                                 3 and 4)
                                   --------------------------------------------
                                                          (A) or
                                  Code    V     Amount    (D)         Price
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
UNITS*            2/23/99         P             1,000     A            $6.00     1,000                    D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
                                                                                                                     SEC 1474 (7/96)
*   If the form is filed by more than one reporting person, see Instruction 4(b)(v).




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1.  Title of        2. Conver-       3. Trans-    4.  Trans-     5.  Number of    6.  Date Exer-         7.  Title and Amount
    Derivative         sion or          action        action         Derivative       cisable and            of Underlying
    Security           Exercise         Date          Code           Securities       Expiration Date        Securities
    (Instr. 3)         Price of         Month/        (Instr.        Acquired         (Month/Day/            (Instr. 3 and 4)
                       Deriv-           Day/          8)             (A) or             Year)
                       ative            Year)                        Disposed
                       Security                                      of (D)
                                                                     (Instr.
                                                                     3, 4 and
                                                                     5)

                                                                                ----------------------------------------------------
                                                                                 Date      Expiration   Title    Amount or
                                                                                 Exer-        Date               Number of
                                                                                 cisable                         Shares
                                                  ------------------------------
                                                    Code     V      (A)     (D)
---------------------------------------------------------- ------ ----- ------------------------------------------------------------
INCENTIVE STOCK     $6.00                                                       11/10/98**  11/10/03     Common    5,000
OPTIONS                                                                                                  Stock

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WARRANTS            $7.80                           P              1,000         2/23/99     2/23/03     Common    1,000
                                                                                                         Stock
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 8.  Price       9.  Number      10.  Owner-          11.  Nature of
     of              of Deriv-        ship Form            In-direct
     Deriv-          ative Secu-      of Derivative        Beneficial
     ative           rities Bene-     Security;            Ownership
     Secu-           ficially         Direct               (Instr. 4)
     rity            Owned at         (D) or
     (Instr.         End of           Indirect (I)
     5)              Month            (Instr. 4)
                     (Instr. 4)

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                    5,000            D
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    $6.00***        1,000            D
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

Explanation of Responses:

* Units consist of one share of common stock and one warrant to purchase one share of common stock.
** Provided Mr. Fuchs is serving as a Director of the Company or its subsidiaries.
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.



                                        /s/JAMES WAIT                  4/30/99

See 18 U.S.C. 1001 and               ** Signature of Reporting Person       Date
 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.